

January 8, 2010

By U.S. mail and facsimile to (310) 782-6098

Mr. Robert E. Dose, Vice President of Finance
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

> **RE: Virco Mfg. Corporation**
> **Form 10-K for the fiscal year ended January 31, 2009**
> **Filed April 16, 2009**
> **File No. 1-8777**

Dear Mr. Dose:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 31, 2009

Management's Discussion and Analysis, page 19

Results of Operations, page 24

1. We note your response to comment 1 in your letter dated February 12, 2007, whereby you indicated that more than 90 percent of the Company's sales are priced under multi-year, bid basis-type contracts and that in future filings, you would quantify the percentage of sales derived from such contracts. However, it appears neither the business section on pages 6-7 nor MD&A contains this information. Because you have been experiencing sales declines due to the

recessionary economy and given that these contracts impact your ability to increase selling prices, it appears that such information would be helpful for investors to better understand to what extent sales are impacted by contract constraints. For example, on page 6 you state that during the period covered by these annual contracts, the Company has very limited and in some cases no ability to increase selling prices. However, on page 25 under your sales discussion, you indicate that you were able to raise prices, at least modestly, through the third quarter of fiscal 2009. Therefore, please confirm to us that you will revise future filings accordingly, or otherwise explain to us why such information is not material information for investors.

Financial Statements

2. Based on your disclosure on page 36, it appears that Ernst & Young are your independent auditors, who provided separate reports on your financial statements (page 38) and internal control over financial reporting (page 37), as well as a consent (Exhibit 23.1). However, their signatures are not included in these reports. Please advise.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief